# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evercore Inc., CIK 0001360901
CUSIP: 29977A105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 55 East 52nd Street, 38th Floor, New York, New York (NY), 10055
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0001193125-22-054686
Filed by CIK 0001323377
Persons authorized to receive notices and communications: Jason Klurfeld, c/o Evercore Inc., 55 East 52nd Street, 38th Floor, New York, New York (NY), 10055, 212-857-3100

## Reporting persons
- Edward S. Hyman (CIK 0001323377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,643,035; shared voting power 0; sole dispositive power 1,643,035; shared dispositive power 0; aggregate amount beneficially owned 1,643,035 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Evercore Inc.
Address of issuer's principal executive offices: 55 East 52nd Street, 38th Floor, New York, New York (NY), 10055

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 of the Reporting Person's cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7-11 of the Reporting Person's cover page.
Transactions in the class effected during the past sixty days: Appendix A, attached herewith, specifies the date, amount and price of shares of Class A Common Stock purchased or sold by the Reporting Person during the past 60 days or since the most recent amendment to this Schedule 13D, whichever is less. The Reporting Person effected sales of Class A Common Stock through open market transactions.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no other person is known by Mr. Hyman to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by Mr. Hyman.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 13, 2024

## Signatures
- Edward S. Hyman: /s/ Edward S. Hyman, Edward S. Hyman (02/12/2025)